Exhibit 99.5

SECOND *QUARTERLY REPORT*
NOVEMBER 2016

BRITISH COLUMBIA

Second Quarterly Report

2016/17 Financial Update,

Economic Outlook

&

Six Month Financial Results

April – September 2016

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing—

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1.     Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945—                       — Periodicals.*

3.              Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77                              354.711’007231’05

TABLE OF CONTENTS

2016/17 Second Quarterly Report	November 29, 2016

Part One — Updated Financial Forecast
Introduction	1
Revenue	3
Expense	5
Consolidated Revenue Fund spending	5
Contingencies	6
Spending recovered from third parties	6
Operating transfers to service delivery agencies	6
Service delivery agency spending	6
Government employment (FTEs)	6
Provincial capital spending	7
Projects over $50 million	7
Provincial debt	8
Risks to the fiscal forecast	9
Supplementary schedules	10

Tables:
1.1 2016/17 Forecast Update	1
1.2 2016/17 Financial Forecast Changes	2
1.3 2016/17 Capital Spending Update	7
1.4 2016/17 Provincial Debt Update	8

Topic Box:
Federal Health Care Funding	11

Tables:
Supplementary schedules
1.5 Operating Statement	12
1.6 Revenue by Source	12
1.7 Expense by Ministry, Program and Agency	13
1.8 Expense by Function	14
1.9 Material Assumptions — Revenue	15
1.10 Material Assumptions — Expense	20
1.11 Full-Time Equivalents	22
1.12 Capital Spending	22
1.13 Capital Expenditure Projects Greater Than $50 million	23
1.14 Provincial Debt	25
1.15 Statement of Financial Position	26

Second Quarterly Report 2016/17

Table of Contents

Part Two — Economic Review and Outlook
Summary	27
British Columbia outlook – comparison to private sector forecasts	27
British Columbia economic activity	28
Labour market	28
Consumer spending and housing	29
External trade and commodity markets	31
Risks to the economic outlook	32
External environment	32
United States	32
Canada	35
Europe	36
Asia	37
Financial markets	38

Tables:
2.1 British Columbia Economic Indicators	28
2.2 Private Sector Canadian Interest Rate Forecasts	39
2.3 Private Sector Exchange Rate Forecasts	39

Topic Box:
Provincial Economic Accounts Update	40

Second Quarterly Report 2016/17

ii

PART ONE — UPDATED FINANCIAL FORECAST

2016/17 Second Quarterly Report	November 29, 2016

Introduction

Table 1.1 2016/17 Forecast Update

		First	Second
	Budget	Quarterly	Quarterly
($ millions)	2016	Report	Report
Revenue	48,066	50,543	50,915
Expense	(47,452)	(48,252)	(48,323)
Forecast allowance	(350)	(350)	(350)
Surplus allocation to debt reduction	—	(1,000)	(1,000)
BC Prosperity Fund allocation	—	(400)	(400)
Residual fiscal plan surplus	264	541	842
Add back debt reduction and BC Prosperity Fund allocation	—	1,400	1,400
Surplus	264	1,941	2,242

Capital spending:
Taxpayer-supported capital spending	4,251	4,585	4,442
Self-supported capital spending	3,108	2,938	2,895
	7,359	7,523	7,337
Provincial Debt:
Taxpayer-supported debt	43,227	41,939	41,114
Self-supported debt	24,113	24,229	24,292
Total debt (including forecast allowance)	67,690	66,518	65,756

Taxpayer-supported debt to GDP ratio:
As previously forecast	17.0%	16.4%
Impact of Statistics Canada update	-0.4%	-0.3%
Restated and second quarter projections	16.6%	16.1%	15.8%
Taxpayer-supported debt to revenue ratio	92.4%	85.0%	82.8%

The second quarter outlook for the 2016/17 operating surplus reflects a $301 million improvement from the projection in the first Quarterly Report. The update shows a $372 million increase in revenue, partially offset by $71 million in higher expenses across government.

Chart 1.1 Operating changes from the first Quarterly Report

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.2 2016/17 Financial Forecast Changes

		($ millions)
2016/17 surplus – Budget 2016 (February 16, 2016)	264		264
2016/17 surplus – first Quarterly Report (September 15, 2016)		1,941

	Q1	Q2	Total
	Update	Update	Changes
Revenue changes:
Personal income tax – mainly higher 2015 tax assessments	1,111	210	1,321
Corporate income tax – mainly increased prior-year settlement payment reflecting higher 2015 tax assessments for BC	191	22	213
Property transfer tax – stronger year-to-date sales results and an additional 15% tax	965	(204)	761
Provincial sales tax – stronger year-to-date results	100	74	174
Other taxation sources	(17)	(5)	(22)
Natural gas royalties – higher prices, volumes, natural gas liquid royalties and utilization of royalty programs	61	35	96
Coal, metals and other mineral revenue – mainly higher coal prices	3	69	72
Forests – mainly higher stumpage rates	88	5	93
Other natural resources	5	5	10
Fees and miscellaneous sources – mainly higher taxpayer-supported agency projections, partly offset by the impact of cancelling the MSP rate increase scheduled for January 2017	84	50	134
Investment earnings – mainly changes in interest recoveries	(48)	50	2
Health and social transfers – changes in BC population share of the national total	(2)	26	24
Other federal government transfers – mainly improved contributions in support of affordable housing initiatives	54	(2)	52
Commercial Crown agencies operating results:
ICBC – mainly increased claims costs	(157)	(17)	(174)
BCLC – stronger year-to-date activity	—	47	47
Other commercial Crown agencies – mainly stronger LDB sales	39	7	46
Total revenue changes	2,477	372	2,849
Less : expense increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	66	—	66
New Housing Priority Initiatives special account measures	500	—	500
Emergency program flood-related costs	14	3	17
Compensation agreements	81	8	89
BC Training and Education Savings grant – higher anticipated eligibility	8	—	8
Elections BC	16	—	16
Refundable tax credit transfers	—	14	14
Prior year liability adjustments	—	(2)	(2)
Management of public debt (net) – reflects lower interest rates and revisions to scheduled borrowing	(18)	(5)	(23)
Spending funded by third party recoveries	(65)	54	(11)
(Increase) decrease in operating transfers to service delivery agencies	(354)	(595)	(949)
Changes in spending profile of service delivery agencies:
School districts	141	38	179
Universities	36	12	48
Colleges	23	20	43
Health authorities and hospital societies	206	39	245
Other service delivery agencies	146	485	631
Total expense increases (decreases)	800	71	871
Total changes	1,677	301	1,978
2016/17 surplus – first Quarterly Report	1,941
2016/17 surplus – second Quarterly Report		2,242	2,242

Second Quarterly Report 2016/17

Updated Financial Forecast

Projected taxpayer-supported capital spending has decreased by $143 million, mainly reflecting timing changes in the transportation and health sectors. Self-supported capital spending is forecast to be $43 million lower mainly due to timing changes in capital spending by the Liquor Distribution Branch.

The taxpayer-supported debt forecast is $825 million lower compared to the projection in the first Quarterly Report mainly due to the improved operating results and cash flows. Self-supported debt is $63 million higher mainly due to timing of project financing for hydroelectric projects.

Taxpayer-supported debt to GDP is now projected to be 0.3 percentage points lower than the restated first Quarterly Report estimate due to an improved debt forecast, ending 2016/17 at 15.8 per cent. The debt to revenue ratio is also showing significant improvements, now forecasted to be down 2.2 percentage points to end the year at 82.8 per cent, due to the benefit of lower debt and higher taxpayer-supported revenues.

The forecast allowance has been left unchanged at $350 million, reflecting potential uncertainty in some revenue sources (e.g. property transfer tax and natural resource revenues).

The province continues to engage with the federal government on the level of funding under the Canada Health Transfer, and an assessment of the implications of reduced funding over the fiscal plan period is provided in the topic box on page 11.

Revenue

Revenue for 2016/17 is forecast to be $50.9 billion — $372 million higher than the projection in the first Quarterly Report. Higher revenues are expected from all taxpayer-supported revenue sources and commercial Crown corporation net income.

Detailed revenue projections are disclosed in Table 1.6 and key assumptions and sensitivities relating to revenue are provided in Table 1.9. An analysis of historical volatility of major economic variables related to revenue sources can be found in the 2016 BC Financial and Economic Review (pages 14-15). Major forecast changes from the first Quarterly Report include:

Chart 1.2 Revenue changes from the first Quarterly Report

Second Quarterly Report 2016/17

Updated Financial Forecast

Income tax revenue

Personal income tax revenue is forecast to be $210 million higher due to stronger 2015 tax assessment information provided by the federal government. The recent Statistics Canada release of the provincial economic accounts indicates that 2015 household income increased 5.3 per cent annually, up from 3.3 per cent previously assumed. This also marks the first time since the global recession that household income rose more than 5 per cent annually.

Corporate income tax revenue is up $22 million as the effects of stronger 2015 tax assessment information results in higher BC 2015 tax entitlement and a $133 million increase to the prior-year settlement payment. This is partly offset by an updated federal government forecast that reduces the advance instalments in 2016/17 by $111 million.

Other tax revenue

Property transfer tax revenue is down $204 million reflecting slowing housing market conditions compared to earlier in the year. This is a result of a culmination of effects including market reaction to the high-priced activity earlier in the year and to recently implemented provincial and federal government initiatives.

Revenue from the additional 15 per cent property transfer tax is now expected to be $50 million in 2016/17, down from the $165 million forecast in the first Quarterly Report.

Provincial sales tax revenue is up $74 million reflecting the impact of higher consumer expenditures, consistent with the year-to-date strength in retail sales.

Natural resources revenue

Revenue from natural gas royalties is up $35 million mainly due to higher projections of natural gas prices and production volumes, partially offset by higher utilization of royalty program and infrastructure credits. The updated 2016/17 natural gas price forecast is $1.16 ($Cdn/gigajoule, plant inlet), up 23 per cent from the outlook in the first Quarterly Report, but still within the 20th percentile of the private sector forecasts.

Revenue from coal, metals, minerals and other mining-related sources is up $69 million mainly due to a higher outlook for average coal prices. Spot metallurgical coal prices have more than doubled recently, reflecting supply curtailments in China and Australia. These higher spot prices will influence contract prices between producers and purchasers in the last six months of the year.

Other revenue

Revenue from fees, licences and miscellaneous sources is forecast to be up $50 million due to improved projections from the SUCH sector and taxpayer-supported Crown agencies. Investment earnings are projected to be $50 million higher reflecting a $49 million increase in interest revenue recoveries. These higher recoveries have offsetting interest expenses with no impact on the operating surplus.

Federal government contributions

Federal government contributions are expected to be up $24 million mainly due to the effect on the Canada Health Transfer and the Canada Social Transfer of higher BC population estimates recently released by Statistics Canada. This included an additional $21 million related to prior years (2013/14 and 2015/16).

Second Quarterly Report 2016/17

Updated Financial Forecast

Commercial Crown corporations

The outlook for commercial Crown corporation net income is up $37 million from the first Quarterly Report. The improvement is predominately due to higher net income projected by BC Lottery Corporation attributed to higher than anticipated slot machine activity, as well as improvements for Transportation Investment Corporation due to increased traffic volumes resulting in higher toll revenues. This improvement is partially offset by continued pressure on ICBC’s net earnings resulting from higher claims activity.

Expense

At $48.3 billion, the government spending forecast for 2016/17 is $71 million higher compared to the projection in the first Quarterly Report. The change is primarily due to higher spending recovered from third parties.

Chart 1.3 Expense changes from the first Quarterly Report

Consolidated Revenue Fund spending

Statutory spending is forecast to be $25 million higher than the first Quarterly Report, reflecting an increase in refundable tax credits mainly due to higher film tax credits ($14 million), compensation increases under the Economic Stability Mandate ($8 million), and emergency program spending ($3 million). There is no forecasted increase in fire management costs due to favorable late season weather conditions.

On November 9, 2016, Statistics Canada reported that BC’s real GDP annual growth rate for 2015 was 3.3 per cent. This growth rate is 0.7 percentage points higher than the Economic Forecast Council’s (EFC) projection of 2.6 per cent that was included in Budget 2015. Consequently, under the Province’s Economic Stability Mandate (ESM), employees covered by ratified agreements reached under the ESM will be entitled to an Economic Stability Dividend under the compensation mandate equivalent to one-half of the positive difference (0.35 per cent) between the 2015 growth rate reported by Statistics Canada and the EFC forecast. Estimated costs of $8 million in 2016/17 are funded by statutory spending authority (noted above), and ongoing costs in future years will be addressed as part of Budget 2017.

Second Quarterly Report 2016/17

Updated Financial Forecast

Other consolidated revenue fund (CRF) spending is forecasted to be down $7 million due to reduced debt servicing costs resulting from lower debt levels ($5 million) and adjustments to prior year liabilities ($2 million).

Contingencies

Budget 2016 included a Contingencies vote allocation of $450 million in 2016/17 to help manage unexpected costs and pressures including funding for increases in demand driven programs as well as fund priority initiatives. This allocation is unchanged in the second Quarterly Report forecast.

Spending recovered from third parties

Spending funded by third parties is forecast to increase by $54 million primarily due to higher interest recoveries. These higher expenses are offset by investment income resulting in no impact on the operating surplus.

Operating transfers to service delivery agencies

Operating transfers to service delivery agencies are forecast to be $595 million higher mainly due to the transfer of $500 million from the Housing Priority Initiatives Special Account to BC Housing Management Commission for the delivery of new housing priority initiatives announced in the first Quarterly Report.

Service delivery agency spending

Service delivery agency spending forecast is $594 million higher than the projection in the first Quarterly Report:

•          School district spending is forecast to be up $38 million, mainly due to an increase in salaries and other operating spending. These increases are in response to higher projected student enrolment.

•          Post-secondary spending is forecast to be up $32 million, mainly due to an increase in salaries and other operating spending. Increases are due to the Economic Stability Mandate agreements and increases in projected student enrolment.

•          Health authority and hospital society spending is forecast to be up $39 million, mainly due to revised estimates for staffing and operating costs incurred in support of the increasing demand for healthcare services delivered by these organizations.

•          Other service delivery agency spending is up a total of $485 million, mainly due to the projected increase in spending by BC Housing Management Commission in relation to new housing priority initiatives.

Detailed expense projections are disclosed in Table 1.7. Key spending assumptions and sensitivities are provided in Table 1.10.

Government employment (FTEs)

The projection of government employment for 2016/17 remains unchanged from the first Quarterly Report. Further details on FTEs are provided in Table 1.11.

Second Quarterly Report 2016/17

Updated Financial Forecast

Provincial capital spending

Capital spending is projected to total $7.3 billion in 2016/17 – $186 million lower than the forecast in the first Quarterly Report (see Tables 1.3 and 1.12).

Table 1.3 2016/17 Capital Spending Update

		($ millions)
2016/17 capital spending – Budget 2016 (February 16, 2016)	7,359		7,359
2016/17 capital spending – first Quarterly Report (September 15, 2016)		7,523

	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported changes:
Primarily higher routine capital maintenance spending by health authorities	140	—	140
Changes to timing of capital spending in health	—	(59)	(59)
Additional self-funded post-secondary institution spending	85	—	85
Additional transportation sector spending	133	—	133
Changes to timing of Federal contributions in transportation	—	(77)	(77)
Other net adjustments to capital schedules	(24)	(7)	(31)
Total taxpayer-supported	334	(143)	191

Self-supported changes:
BC Hydro - timing of capital spending	(219)	—	(219)
LDB - timing of capital spending	—	(37)	(37)
Other	49	(6)	43
Total self-supported	(170)	(43)	(213)
Total changes	164	(186)	(22)
2016/17 capital spending – first Quarterly Report	7,523
2016/17 capital spending – second Quarterly Report		7,337	7,337

Taxpayer-supported capital spending is projected at $4.4 billion. The $143 million decrease since the first Quarterly Report mainly reflects changes to the timing of capital spending in health, and changes to the timing of federal contributions to transportation projects.

At $2.9 billion, projected self-supported capital spending is $43 million lower than the first Quarterly Report forecast due to changes in timing of capital spending by the Liquor Distribution Branch.

Projects over $50 million

Capital spending projects with provincial contributions greater than $50 million are presented in Table 1.13. Since the first Quarterly Report the following changes have occurred:

•                  The iHealth project financing has been corrected to reflect the $100 million project funding to be provided by Vancouver Island Health Authority internal sources rather than provincial internal/borrowing.

•                  Reallocation of $16 million in costs between the direct procurement and P3 contract for the Evergreen Line Rapid Transit project. Overall cost of the project remains unchanged.

•                  Total anticipated cost for BC Hydro’s Upper Columbia capacity addition at Mica units 5 and 6 has been reduced $22 million from $627 million to $605 million.

Second Quarterly Report 2016/17

Updated Financial Forecast

•                  BC Hydro’s Big Bend substation project anticipated cost has been increased $5 million from $67 million to $72 million.

•                  The anticipated project cost for the capital portion of ICBC’s business transformation program has decreased by $2 million, reflecting a reallocation of capital spending to current period expenses. The overall program budget remains unchanged at $400 million.

In addition, the following projects were added during the second quarter:

•                  The $55 million Willoughby Slope Secondary School project.

•                  The $126 million Simon Fraser University Energy Systems Engineering Building project.

•                  The $163 million Highway 1 Salmon Arm West improvement project.

Provincial debt

Provincial debt, including the $350 million forecast allowance, is projected to total $65.8 billion by the end of the fiscal year — $762 million lower than the projection in the first Quarterly Report.

Table 1.4 2016/17 Provincial Debt Update

		($ millions)
2016/17 provincial debt – Budget 2016 (February 16, 2016)	67,690		67,690
2016/17 provincial debt – first Quarterly Report (September 15, 2016)		66,518

	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported changes:
Government operating:
– lower debt level from 2015/16	(34)	—	(34)
– Improved operating surplus	(1,677)	(336)	(2,013)
– other working capital changes	322	(348)	(26)
Total operating debt changes	(1,389)	(684)	(2,073)
Capital debt:
– higher debt level from 2015/16	52	—	52
– impacts from level of capital spending	334	(143)	191
– changes in contributions from external parties	(285)	2	(283)
Total capital debt changes	101	(141)	(40)
Total taxpayer-supported	(1,288)	(825)	(2,113)
Self-supported changes:
– higher debt level from 2015/16	234	—	234
– changes in timing of capital spending	(170)	(43)	(213)
– decrease in internal financing	52	106	158
Total self-supported	116	63	179
Total changes	(1,172)	(762)	(1,934)
2016/17 provincial debt – first Quarterly Report	66,518
2016/17 provincial debt – second Quarterly Report		65,756	65,756

Taxpayer-supported debt is projected to be $41.1 billion — $825 million lower than the projection in the first Quarterly Report. The reduction reflects a $684 million reduction to direct operating debt, primarily due to anticipated improvement in CRF revenue and improved cash flows during in the year.

Second Quarterly Report 2016/17

Updated Financial Forecast

The $141 million decrease in taxpayer-supported capital debt is mainly due to reduced financing requirements in the transportation sector related to timing changes in capital spending, as well as the improved timing of cash flows in housing sector initiatives.

The lower taxpayer-supported debt projections resulted in a 0.3 percentage point reduction in the restated taxpayer-supported debt to GDP ratio projected in the first Quarterly Report, now ending the year at 15.8 per cent. Taxpayer-supported debt to revenue is also improved by 2.2 percentage points reflecting the double impact of higher CRF revenues and the resulting lower debt, and is now projected to be 82.8 per cent at year end.

Self-supported debt is projected to be $24.3 billion — $63 million higher than the projection in the first Quarterly Report mainly due to changes in timing of borrowing for hydroelectric capital projects.

Details on provincial debt are shown in Table 1.14.

Risks to the fiscal forecast

There are a number of risks and pressures to the fiscal plan including risks to the BC economic outlook, which are largely due to the continued uncertainty surrounding global economic activity. The forecasts of revenues, expenditures, capital spending and debt are estimates based on a number of economic, financial and external factors. In addition, capital spending and debt figures may be influenced by a number of factors including design development, procurement activity, weather, geotechnical conditions and interest rates. As a result, the actual operating surplus, capital expenditure and debt figures may differ from the current forecast. Variables will change throughout the year as new information becomes available, with potentially material impacts. Government will provide an update to the fiscal plan in Budget 2017.

Revenues can be volatile due in part to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast. Uncertainty and volatility in the BC housing market could impact property transfer tax revenue. In addition, personal and corporate income tax assessments for the 2015 tax year will not be finalized until March 2017 and could result in further revenue and tax credit transfer spending adjustments.

The Provincial government and school district employers are responding to the recent Supreme Court of Canada ruling on specific provisions of Bill 22, the Education Improvement Act (2012). The ruling reaffirmed that governments can legislate changes to collective agreements provided both parties engage in a process of good faith consultations prior to the enactments. Under the current collective agreement with the British Columbia Teachers’ Federation (BCTF), the effect of the ruling is to reopen negotiations on specific matters of teacher workload and class organization. Subject to the timing and outcome of discussions with the BCTF, any costs that arise as a result will be managed within the fiscal plan.

On October 12, 2015, the 2016 Softwood Lumber Agreement expired. As part of that agreement between Canada and the US, the US committed not to launch countervailing duty or anti-dumping (CVD/AD) litigation against Canadian lumber products before October 2016. With the end of this one-year standstill period and no agreement in place,

Second Quarterly Report 2016/17

Updated Financial Forecast

the US could launch litigation potentially resulting in a costly dispute for Canadian lumber producers where the US alleges subsidy and dumping of Canadian lumber products, and applies duties on Canadian lumber imports to the US. These US actions increase uncertainty and could negatively impact investment, economic growth and provincial revenues. The BC government is supporting Canada’s efforts to continue discussions and negotiations with the US, preparing its defence for any new litigation, and continuing to develop other markets for BC forest products.

The spending forecast in the fiscal plan is based on ministry and service delivery agency plans and strategies. The main risks are changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, and costs associated with natural disaster responses.

The potential fiscal impact from these risks is expected to be covered by the $450 million Contingencies vote and the $350 million forecast allowance.

Supplementary schedules

Following the Canada Health Transfer topic box are tables providing the financial results for the six months ended September 30, 2016 and the 2016/17 full-year forecast, as well as material assumptions, and major capital projects.

Second Quarterly Report 2016/17

Updated Financial Forecast

Federal Health Care Funding

On April 1, 2017 the federal government will reduce by half the annual growth rate for the Canada Health Transfer (CHT) to provinces and territories. The new formula for the CHT is based on growth of nominal Gross Domestic Product (GDP), to a minimum of 3 per cent annually.

This reduction means that BC will receive an estimated $142 million less from the federal government in 2017/18 and about $285 million less in 2018/19. These impacts are displayed in the chart below.

Despite the federal cuts, in 2017/18 the BC Ministry of Health budget will increase by $1.06 billion (or by 3 per cent per year) vs. its 2015/16 level as stated in Budget 2016. Only 41 per cent of that increase will come from the federal government, instead of the 53 per cent that would have otherwise been provided had the federal government not cut the CHT. The federal share drops even further — to 37 per cent — in 2018/19.

Chart 1 — Impact of Reduced Canada Health Transfer Funding

Portion of BC Health Budget Increases paid from Federal Funding

For an indication of what this means in terms of the purchase of health care services, according to the Canadian Institute for Health Information (CIHI) and excluding the costs of physician remuneration (which are highly variable on a per-procedure basis), as of 2014 each $100 million not transferred by the federal government could have purchased the following:

•                  5,170 complex hip replacements annually; or

•                  3,803 cardiac valve replacements annually; or

•                  1,023 lung transplants annually.

The $285 million funding gap in 2018/19 will increase to over $400 million in 2019/20, to almost $550 million in 2020/21 and to about $700 million by 2021/22. In total that is $2.1 billion less for the health care of British Columbians over the next five years, as shown in the chart below, which depicts the funding reduction over time on an accumulated basis. In addition to these reduced transfers from the federal government in support of health care, federal transfers would become more volatile and subject to change under this policy as the private sector revises its outlook for Canada’s annual nominal GDP growth.

Chart 2 — Cumulative Impacts to BC Canada Health Transfer

In BC we have worked hard to improve the health care system over the past several years. But delivering more services with an affordable budget is becoming more and more difficult as our citizens age and as health care needs evolve. To continue to make the improvements in health care and to address emerging issues such as the aging population will require a greater financial commitment than is evident in the federal government’s stated position. Therefore, BC continues to call upon the federal government to convene a First Ministers Meeting on Health Care with the aim of achieving a long-term agreement on funding.

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.5 2016/17 Operating Statement

	Year-to-Date to September 30				Full Year
	2016/17			Actual	2016/17			Actual
($ millions)	Budget	Actual	Variance	2015/16	Budget	Forecast	Variance	2015/16
Revenue	23,510	25,163	1,653	23,450	48,066	50,915	2,849	47,606
Expense	(22,452)	(22,847)	(395)	(21,830)	(47,452)	(48,323)	(871)	(46,876)
Surplus before forecast allowance	1,058	2,316	1,258	1,620	614	2,592	1,978	730
Forecast allowance	—	—	—	—	(350)	(350)	—	—
Surplus	1,058	2,316	1,258	1,620	264	2,242	1,978	730
Accumulated surplus beginning of the year	2,728	3,379	651	3,073	2,728	3,379	651	3,073
Accumulated surplus before comprehensive income	3,786	5,695	1,909	4,693	2,992	5,621	2,629	3,803
Accumulated other comprehensive income from self-supported Crown agencies	284	135	(149)	(113)	568	246	(322)	(424)
Accumulated surplus end of period	4,070	5,830	1,760	4,580	3,560	5,867	2,307	3,379

Table 1.6 2016/17 Revenue by Source

	Year-to-Date to September 30				Full Year
	2016/17			Actual	2016/17			Actual
($ millions)	Budget	Actual	Variance	2015/16	Budget	Forecast	Variance	2015/16
Taxation
Personal income	4,057	4,455	398	4,050	8,216	9,537	1,321	8,380
Corporate income	1,770	1,868	98	1,871	2,791	3,004	213	2,787
Sales [1]	3,177	3,367	190	3,077	6,296	6,470	174	5,990
Fuel	502	509	7	501	948	976	28	973
Carbon	567	564	(3)	555	1,234	1,208	(26)	1,190
Tobacco	403	402	(1)	401	755	735	(20)	734
Property	1,143	1,129	(14)	1,101	2,305	2,291	(14)	2,219
Property transfer	685	1,232	547	794	1,239	2,000	761	1,533
Insurance premium	260	260	—	254	520	530	10	520
	12,564	13,786	1,222	12,604	24,304	26,751	2,447	24,326
Natural resources
Natural gas royalties	64	41	(23)	101	128	224	96	139
Forests	321	400	79	435	812	905	93	865
Other natural resource [2]	596	725	129	801	1,407	1,489	82	1,567
	981	1,166	185	1,337	2,347	2,618	271	2,571
Other revenue
Medical Services Plan premiums	1,259	1,280	21	1,203	2,549	2,517	(32)	2,434
Other fees [3]	1,501	1,599	98	1,463	3,446	3,539	93	3,402
Investment earnings	628	591	(37)	574	1,200	1,202	2	1,226
Miscellaneous [4]	1,353	1,543	190	1,443	3,210	3,283	73	3,298
	4,741	5,013	272	4,683	10,405	10,541	136	10,360
Contributions from the federal government
Health and social transfers	3,235	3,235	—	3,069	6,471	6,495	24	6,149
Other federal contributions [5]	728	644	(84)	625	1,537	1,589	52	1,498
	3,963	3,879	(84)	3,694	8,008	8,084	76	7,647
Commercial Crown corporation net income
BC Hydro	122	116	(6)	133	692	684	(8)	655
Liquor Distribution Branch	512	567	55	518	983	1,020	37	1,031
BC Lotteries (net of payments to the federal government)	599	682	83	655	1,233	1,280	47	1,304
ICBC [6]	27	(67)	(94)	(165)	95	(79)	(174)	(293)
Transportation Investment Corporation	(49)	(30)	19	(38)	(102)	(88)	14	(82)
Other [7]	50	51	1	29	101	104	3	87
	1,261	1,319	58	1,132	3,002	2,921	(81)	2,702
Total revenue	23,510	25,163	1,653	23,450	48,066	50,915	2,849	47,606

1     Includes provincial sales tax and social services tax/hotel room tax related to prior years.

2     Columbia River Treaty, other energy and minerals, water rental and other resources.

3     Post-secondary, healthcare-related, motor vehicle, and other fees.

4     Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

5     Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

6     Amount represent ICBC’s earnings during government’s fiscal year.

7     Includes Columbia Power Corporation, BC Railway Company, Columbia Basin Trust power projects, and post-secondary institutions’ self-supported subsidiaries.

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.7 2016/17 Expense by Ministry, Program and Agency 1

	Year-to-Date to September 30				Full Year
	2016/17			Actual	2016/17			Actual
($ millions)	Budget	Actual	Variance	2015/16 [2]	Budget	Forecast	Variance	2015/16 [2]
Office of the Premier	5	5	—	5	9	9	—	9
Aboriginal Relations and Reconciliation	42	78	36	56	86	86	—	90
Advanced Education	973	980	7	949	1,986	1,986	—	1,959
Agriculture	49	42	(7)	37	81	81	—	82
Children and Family Development	700	681	(19)	659	1,451	1,451	—	1,379
Community, Sport and Cultural Development	213	229	16	189	259	259	—	226
Education	2,833	2,925	92	2,814	5,609	5,617	8	5,544
Energy and Mines	13	14	1	13	28	28	—	42
Environment	73	77	4	73	150	150	—	151
Finance	159	141	(18)	103	253	842	589	235
Forests, Lands and Natural Resource Operations	296	372	76	471	671	737	66	921
Health	8,916	8,813	(103)	8,461	17,968	17,968	—	17,442
International Trade	28	28	—	26	50	50	—	48
Jobs, Tourism and Skills Training	96	110	14	103	197	197	—	196
Justice	247	243	(4)	242	491	491	—	471
Natural Gas Development	226	224	(2)	219	453	453	—	442
Public Safety and Solicitor General	340	357	17	323	681	681	—	681
Small Business and Red Tape Reduction	2	2	—	1	4	4	—	3
Social Development and Social Innovation	1,350	1,381	31	1,303	2,739	2,739	—	2,594
Technology, Innovation and Citizens’ Services	234	240	6	233	492	492	—	478
Transportation and Infrastructure	428	440	12	423	858	875	17	920
Total ministries and Office of the Premier	17,223	17,382	159	16,703	34,516	35,196	680	33,913
Management of public funds and debt	593	575	(18)	590	1,168	1,145	(23)	1,415
Contingencies	—	2	2	2	450	450	—	350
Funding for capital expenditures	386	270	(116)	238	1,303	1,167	(136)	831
Refundable tax credit transfers	519	589	70	495	1,039	1,053	14	1,140
Legislative and other appropriations	62	62	—	59	132	148	16	127
Subtotal	18,783	18,880	97	18,087	38,608	39,159	551	37,776
Elimination of transactions between appropriations [3]	(9)	(7)	2	(8)	(16)	(16)	—	(15)
Prior year liability adjustments	—	(2)	(2)	(4)	—	(2)	(2)	(44)
Consolidated revenue fund expense	18,774	18,871	97	18,075	38,592	39,141	549	37,717
Expenses recovered from external entities	1,312	1,344	32	1,288	2,790	2,779	(11)	2,891
Funding provided to service delivery agencies	(11,356)	(11,648)	(292)	(11,063)	(23,185)	(23,998)	(813)	(22,586)
Total direct program spending	8,730	8,567	(163)	8,300	18,197	17,922	(275)	18,022
Service delivery agency expense
School districts	2,552	2,640	88	2,579	5,861	6,040	179	5,922
Universities	2,080	2,057	(23)	1,991	4,426	4,474	48	4,237
Colleges and institutes	531	568	37	535	1,160	1,203	43	1,169
Health authorities and hospital societies	6,656	6,968	312	6,625	13,798	14,043	245	13,733
Other service delivery agencies	1,903	2,047	144	1,800	4,010	4,641	631	3,793
Total service delivery agency expense	13,722	14,280	558	13,530	29,255	30,401	1,146	28,854
Total expense	22,452	22,847	395	21,830	47,452	48,323	871	46,876

1     Reflects government’s re-organization effective July 18, 2016.

2     Restated to reflect government’s current accounting policies.

3     Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.8 2016/17 Expense By Function

	Year-to-Date to September 30				Full Year
	2016/17			Actual	2016/17			Actual
($ millions)	Budget	Actual	Variance	2015/16 [1]	Budget	Forecast	Variance	2015/16 [1]
Health:
Medical Services Plan	2,201	2,195	(6)	2,041	4,476	4,476	—	4,345
Pharmacare	572	659	87	653	1,216	1,216	—	1,335
Regional services	6,627	6,465	(162)	6,235	13,169	13,164	(5)	12,811
Other healthcare expenses [2]	336	344	8	327	777	760	(17)	712
	9,736	9,663	(73)	9,256	19,638	19,616	(22)	19,203

Education:
Elementary and secondary	2,683	2,854	171	2,696	6,349	6,380	31	6,303
Post-secondary	2,532	2,604	72	2,573	5,665	5,771	106	5,502
Other education expenses [3]	203	196	(7)	131	462	460	(2)	407
	5,418	5,654	236	5,400	12,476	12,611	135	12,212
Social services:
Social assistance [2,3]	829	854	25	807	1,689	1,689	—	1,641
Child welfare [2]	665	651	(14)	631	1,372	1,372	—	1,301
Low income tax credit transfers	125	125	—	123	250	250	—	247
Community living and other services	457	460	3	445	957	957	—	917
	2,076	2,090	14	2,006	4,268	4,268	—	4,106
Protection of persons and property	736	741	5	700	1,468	1,491	23	1,572
Transportation	832	816	(16)	802	1,846	1,853	7	1,670
Natural resources and economic development	995	1,144	149	1,096	2,018	2,110	92	2,562
Other	678	749	71	649	1,343	1,939	596	1,264
Contingencies	—	—	—	—	450	450	—	109
General government	668	704	36	664	1,310	1,408	98	1,392
Debt servicing	1,313	1,286	(27)	1,257	2,635	2,577	(58)	2,786
Total expense	22,452	22,847	395	21,830	47,452	48,323	871	46,876

1     Restated to reflect government’s current organization and accounting policies.

2     Payments for healthcare services by the Ministry of Social Development and Social Innovation and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

3     Payments for training costs by the Ministry of Social Development and Social Innovation made on behalf of its clients are reported in the Education function.

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.9 2016/17 Material Assumptions — Revenue

	Budget	First	Second
Revenue Source and Assumptions	2016	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2016/17 Sensitivities
Personal income tax *	$8,216	$9,327	$9,537
Current calendar year assumptions
Household income growth	3.6%	3.3%	3.3%	+/- 1% point change in 2016 BC household income growth equals +/- $90 to $110 million
Compensation of employees growth	3.9%	3.4%	3.4%
Tax base growth	3.4%	2.5%	2.1%
Average tax yield	5.24%	5.29%	5.33%
Current-year tax	$7,896	$8,324	$8,371
Prior year’s tax assessments	$360	$390	$405
Unapplied taxes	$90	$90	$90
BC Tax Reduction	$-151	$-156	$-156
Non-refundable BC tax credits	$-90	$-91	$-91
Policy neutral elasticity **	1.2	1.1	1.0	+/- 0.5 change in 2016 BC policy neutral elasticity equals +/- $130 to $150 million
Fiscal year assumptions
Prior-year adjustment	$0	$682	$829

2015 Tax-year	2015 Assumptions
Household income growth	3.2%	3.3%	5.3%

+/- 1% point change in 2015 BC household or taxable income growth equals +/- $90 to $100 million one-time effect (prior-year adjustment) and could result in an additional +/-$70 to $90 million base change in 2016/17

Tax base growth	1.5%	7.0%	7.0%
Average 2015 tax yield	5.38%	5.43%	5.48%
2015 tax	$7,834	$8,339	$8,414
2014 & prior year’s tax assessments	$350	$420	$470
Unapplied taxes	$90	$90	$90
BC Tax Reduction	$-146	$-151	$-151
Non-refundable BC tax credits	$-89	$-90	$-83
Policy neutral elasticity **	0.6	2.7	1.9

* Reflects information as at Nov 9, 2016. ** Ratio of annual per cent change in current-year revenue to annual per cent change in personal income (calendar year).

Corporate income tax *	$2,791	$2,982	$3,004
Components of revenue (fiscal year)
Instalments - subject to general rate	$2,530	$2,628	$2,537
Instalments - subject to small business rate	$295	$306	$287
Non-refundable BC tax credits	$-96	$-96	$-97
Advance instalments	$2,729	$2,838	$2,727
International Business Activity Act refunds	$-20	$-20	$-20
Prior-year settlement payment	$82	$164	$297
Current calendar year assumptions
National tax base ($ billions)	$293.6	$303.8	$288.5	+/- 1% change in the 2016 national tax base equals +/- $20 to $30 million
BC instalment share of national tax base	11.6%	11.6%	11.6%
Effective tax rates (general/small business)	11.0 / 2.5	11.0 / 2.5	11.0 / 2.5
Share of the BC tax base subject to small business rate	33.9%	33.9%	33.4%	+/- 1% point change in the 2016 small business share equals -/+ $20 to $30 million
BC tax base growth (post federal measures)	4.5%	6.8%	6.8%
BC net operating surplus growth	3.7%	6.8%	6.8%

2015 Tax-year	2015 Assumptions			+/- 1% change in the 2015 BC tax base equals +/- $30 to $40 million in 2016/17
BC tax base growth (post federal measures)	3.3%	6.3%	10.6%
BC net operating surplus growth	-1.3%	0.0%	-0.5%
Gross 2015 tax	$2,773	$2,855	$2,986
Prior-year settlement payment	$82	$164	$297
Prior years losses/gains (included in above)	$-40	$-40	$-40
Non-refundable BC tax credits	$-88	$-88	$-86

* Reflects information as at Nov 16, 2016.

Net cash received from the federal government and cash refunds under the International Business Activity Act are used as the basis for estimating revenue. Due to lags in the federal collection and instalment systems, changes to the BC net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2016/17 instalments from the federal government reflects two-third of payments related to the 2016 tax year (paid during Apr-July 2016 and adjusted in Sept and Dec) and one-third of 2017 payments. Instalments for the 2016 (2017) tax year are based on BC’s share of the national tax base for the 2014 (2015) tax year and a forecast of the 2016 (2017) national tax base. BC’s share of the 2014 national tax base was 11.60%, based on tax assessments as of December 31, 2015. Cash adjustments for any under/over payments from the federal government in respect of 2015 will be received/paid on March 31, 2017.

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.9 2016/17 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2016	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2016/17 Sensitivities
Provincial sales tax	$6,296	$6,396	$6,470
Provincial sales tax base growth (fiscal year)	4.8%	5.8%	5.8%	+/- 1% point change in the 2016 consumer expenditure growth equals up to +/- $30 million
Calendar Year
Nominal consumer expenditure	4.8%	5.4%	5.4%
Nominal business investment	5.6%	9.5%	9.5%
Other expenditures	4.9%	2.8%	2.8%
Components of Provincial sales tax revenue				+/- 1% point change in the 2016 business investment growth equals up to +/- $10 million
Consolidated Revenue Fund	$6,289	$6,389	$6,463
BC Transportation Financing Authority	$7	$7	$7
Fuel and carbon taxes	$2,182	$2,184	$2,184
Calendar Year
Real GDP	2.4%	2.7%	2.7%
Gasoline volumes	0.0%	0.0%	0.0%
Diesel volumes	2.0%	2.0%	2.0%
Natural gas volumes	2.4%	2.7%	2.7%
Carbon tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$30	$30	$30
Natural gas (cents/gigajoule)	148.98 ¢	148.98 ¢	148.98 ¢
Gasoline (cents/litre)	6.67 ¢	6.67 ¢	6.67 ¢
Light fuel oil (cents/litre)	7.67 ¢	7.67 ¢	7.67 ¢

Carbon tax revenue	$1,234	$1,208	$1,208

Components of fuel tax revenue
Consolidated Revenue Fund	$513	$521	$521
BC Transit	$12	$12	$12
BC Transportation Financing Authority	$423	$443	$443
	$948	$976	$976
Property taxes	$2,305	$2,296	$2,291
Calendar Year
Consumer Price Index	1.9%	1.9%	1.9%	+/- 1% point change in 2016 new construction & inflation growth equals up to +/- $20 million in residential property taxation revenue
Housing starts (units)	29,403	40,000	40,000
Home owner grants (fiscal year)	$825	$809	$809
Components of revenue
Residential (net of home owner grants)	$782	$800	$801
Non-residential	$1,211	$1,197	$1,198	+/- 1% change in 2016 total business property assessment value equals up to +/- $20 million in non-residential property taxation revenue
Rural area	$97	$93	$93
Police	$36	$33	$33
BC Assessment Authority	$88	$87	$88
BC Transit	$91	$86	$78
Other taxes	$2,514	$3,469	$3,265
Calendar Year
Population	1.2%	1.2%	1.2%
Consumer Price Index	1.9%	1.9%	1.9%
Housing starts	-6.5%	27.2%	27.2%
Real GDP	2.4%	2.7%	2.7%
Nominal GDP	4.0%	4.2%	4.2%

Components of revenue				+/- 5% change to 2016 housing starts equals +/- $30 to 50 million in property transfer revenue, depending on property values
Property transfer	$1,239	$2,204	$2,000
Tobacco	$755	$735	$735
Insurance premium	$520	$530	$530

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.9 2016/17 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2016	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2016/17 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other *	$1,033	$1,110	$1,222
Natural gas price

+/- $0.25 change in the natural gas price equals +/- $25 to 35 million, including impacts on production volumes and royalty program credits, but excluding any changes from byproducts revenue (e.g. butane, ethane, propane) Sensitivities can also vary significantly at different price levels

Plant inlet, $Cdn/gigajoule	$1.04	$0.94	$1.16
Sumas, $US/ MMBtu	$1.96	$1.90	$2.07
Natural gas production volumes
Billions of cubic metres	44.0	42.4	44.9
Petajoules	1,748	1,682	1,779
Annual per cent change	0.0%	-7.9%	-2.4%

Oil price ($US/bbl at Cushing, Ok)	$45.17	$46.56	$47.09
				+/- 1% change in natural gas volumes equals +/- $1 million on natural gas royalties
Auctioned land base (000 hectares)	60	93	121
Average bid price/hectare ($)	$252	$111	$124
Cash sales of Crown land tenures	$15	$10	$15	+/- 1 cent change in the exchange rate equals +/- $3 million on natural gas royalties
Metallurgical coal price ($US/tonne, fob West Coast)	$85	$84	$95
Copper price ($US/lb)	$2.27	$2.17	$2.15
Annual electricity volumes set by treaty	4.1	4.1	4.1	+/- US$10 change in the average Metallurgical coal price equals +/- $20 to $30 million
(million mega-watt hours)
Mid-Columbia electricity price	$24	$25	$26
($US/mega-watt hour)				+/- 10% change in the average Mid-Columbia electricity price equals +/- $13 million

Exchange rate (US¢/ Cdn$, calendar year)	73.1	75.5	75.6
Components of revenue
Bonus bid auction sales:
Deferred revenue	$569	$569	$570

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sale of Crown land tenures

Current-year cash (one-ninth)	$1	$1	$1
Fees and rentals	$63	$59	$59
Total bonus bids, fees and rentals	$633	$629	$630
Natural gas royalties	$128	$189	$224
Petroleum royalties	$46	$63	$61
Columbia River Treaty electricity sales	$111	$115	$121
Oil and Gas Commission fees and levies	$47	$43	$46
Coal, metals and other minerals revenue:
Coal mineral tax	$28	$35	$104
Net metals and other minerals tax	$4	$3	$4
Economic Community Development
Agreement recoveries related to metal mines	$11	$11	$11
Coal tenures	$8	$8	$8
Miscellaneous mining revenue	$17	$14	$13
Total coal, metals and other minerals revenue	$68	$71	$140

Royalty programs and infrastructure credits
Deep drilling	$-90	$-77	$-134
Road and pipeline infrastructure	$-42	$-20	$-23
Total	$-132	$-97	$-157
Implicit average natural gas royalty rate	7.0%	12.1%	10.9%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at October 27, 2016.

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.9 2016/17 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2016	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2016/17 Sensitivities
Forests *	$812	$900	$905
Prices (calendar year average)				+/- US$50 change in SPF price equals +/- $120 to $140 million
SPF 2x4 ($US/thousand board feet)	$288	$306	$309
Random Lengths Composite
($US/thousand board feet)	$323	$344	$345	+/- US$50 change in pulp price equals +/-$5 to $10 million
Pulp ($US/tonne)	$840	$798	$801
Coastal log ($Cdn/cubic metre);				+/- Cdn$10 change in average log price equals +/-$10 to $20 million
Vancouver Log Market	$100	$112	$125

Crown harvest volumes (million cubic metres)
Interior	48.8	48.8	48.1	+/- 10% change in Interior harvest volumes equals
Coast	13.2	13.2	13.4
Total	62.0	62.0	61.5	+/- $50 to $65 million
BC Timber Sales (included in above)	11.8	11.8	11.8	+/- 10% change in Coastal harvest volumes equals

Stumpage rates ($Cdn/cubic metre)				+/- $10 to $15 million
Total stumpage rates	$11.34	$12.83	$12.99	+/- 1 cent change in exchange rate equals
Components of revenue
Tenures	$448	$517	$512	+/- $20 to $25 million on
BC Timber Sales	$277	$300	$309	stumpage revenue
Federal border tax (SLA 2006) **	$0	$1	$2
Logging tax	$45	$40	$40
Other CRF revenue	$19	$19	$19	The above sensitivities relate to stumpage revenue only.
Recoveries	$23	$23	$23

* Reflects information as at October 26, 2016.
** Relates to prior years.

Other natural resources	$502	$494	$491
Components of revenue
Water rental and licences*	$430	$422	$419
Recoveries	$50	$50	$50
Angling and hunting permits and licences	$11	$11	$11
Recoveries	$11	$11	$11

* Water rentals for power purposes are indexed to Consumer Price Index.

Other revenue	$10,405	$10,441	$10,541
Components of revenue
Fees and licences				+/- 1% point change in BC’s population growth equals
Medical Services Plan (MSP) premiums	$2,549	$2,517	$2,517
Consolidated Revenue Fund	$2,479	$2,447	$2,447	+/- $20 to $30 million on MSP premium revenue
MSP recoveries	$70	$70	$70
Motor vehicle licences and permits	$527	$532	$529
Other Consolidated Revenue Fund	$383	$406	$409
Summary consolidation eliminations	$-17	$-14	$-14
Other recoveries	$110	$110	$110
Crown corporations and agencies	$105	$115	$116
Post-secondary education fees	$1,751	$1,771	$1,784
Other healthcare-related fees	$357	$365	$372
School Districts	$230	$238	$233
Investment earnings
Consolidated Revenue Fund	$84	$81	$81
Fiscal agency loans & sinking funds earnings	$995	$930	$979
Summary consolidation eliminations	$-54	$-56	$-56
Crown corporations and agencies	$24	$24	$23
SUCH sector agencies	$151	$173	$175
Sales of goods and services	$951	$991	$992
Miscellaneous	$2,259	$2,258	$2,291

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.9 2016/17 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2016	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2016/17 Sensitivities
Health and social transfers	$6,471	$6,469	$6,495
National Cash Transfers
Canada Health Transfer (CHT)	$36,068	$36,068	$36,068
Annual growth	6.0%	6.0%	6.0%
Canada Social Transfer (CST)	$13,348	$13,348	$13,348
BC share of national population (June 1)	13.090%	13.085%	13.094%	+/- 0.1% point change in BC’s population share equals +/- $50 million

BC health and social transfers revenue
CHT	$4,721	$4,719	$4,723
CST	$1,747	$1,747	$1,748
Prior-year adjustments	—		$21
Health deferral:
Medical Equipment Trust	$3	$3	$3

Other federal contributions	$1,537	$1,591	$1,589
Components of revenue
Disaster Financial Assistance	$27	$20	$18
Other Consolidated Revenue Fund	$136	$138	$138
Labour Market Development Agreement	$300	$300	$300
Labour Market and Skills Training Program	$69	$69	$69
Family Support and Children in Care	$49	$49	$49
Youth Justice Services	$18	$18	$18
Emergency Management	$2	$2	$2
Other recoveries	$91	$91	$91
Crown corporations and agencies	$238	$324	$323
Post-secondary institutions	$514	$487	$488
Other SUCH sector agencies	$93	$93	$93
Service delivery agency direct revenue	$6,428	$6,660	$6,704
School districts	$570	$627	$629
Post-secondary institutions	$3,334	$3,415	$3,444
Health authorities and hospital societies	$829	$833	$840
BC Transportation Financing Authority	$523	$682	$677
Other service delivery agencies	$1,172	$1,103	$1,114
Commercial Crown corporation net income	$3,002	$2,884	$2,921
BC Hydro	$692	$684	$684
reservoir water inflows	100%	98%	95%	+/-1% in hydro generation = +/-$10 million

mean gas price	2.46	2.19	2.56	+/-10% = -/+$1 million
(Sumas, $US/MMbtu – BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	24.15	21.38	24.24	+/-10% change in electricity trade margins = +/-$10 million
(Mid-C, $US/MWh)
ICBC	$95	$(62)	$(79)
vehicle growth	+1.8%	+2.3%	+2.5%	+/-1% = +/-$49 million
current claims cost percentage change	+5.4%	+10.3%	+13.6%	+/-1% = -/+$43 million
unpaid claims balance ($ billions)	$9.8	$10.0	$10.2	+/-1% = -/+$100 to $102 million
investment return	2.5%	2.5%	3.1%	+/-1% return = +/-$148 to $154 million
loss ratio	88.3%	93.6%	96.1%

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.10 2016/17 Material Assumptions — Expense

	Budget	First	Second
Ministry Programs and Assumptions	2016	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	Sensitivities 2016/17
Advanced Education	1,986	1,986	1,986
Student spaces in public institutions	200,153	200,153	200,153	The number of student spaces may vary depending on the financial and other policies of post-secondary institutions.

(# FTEs)
Children and Family Development	1,451	1,451	1,451
Average children-in-care caseload (#)	7,250	7,250	7,250	A 1% increase in the cost per case or a 1% increase in the average funded caseload will affect expenditures by approximately $2 million (excluding Delegated Aboriginal Agencies)
Average annual residential cost per child in care ($)	44,800	44,800	44,800

Education	5,609	5,617	5,617
Public School Enrolment (# of FTEs)	543,490	543,490	553,998

Q1 Enrolment figures were based on BC Stats and school district enrollment trends, to which the ministry has added forecasts for distributed learning, adult education and summer learning. Q2 Enrolment figures are based on early estimates from school districts as of October 2016 for the 2016/17 school year. The forecasted increase over Budget 2016 is comprised of the September 2015 actual enrolment count being 4,300 more than estimated and a further increase of 6,000 forecasted for 2016/17.

School age (K–12)	522,132	522,132	532,494
Distributed Learning (online)	11,354	11,354	11,683
Summer	6,401	6,401	6,401
Adults	3,603	3,603	3,420

Forests, Lands and Natural Resource Operations	671	737	737
BC Timber Sales	182	182	182

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.

Fire Management	63	129	129	For authorized expenditures under the Wildfire Act. Over the past several years, wildfire fighting costs have ranged from a low of $47 million in 2006 to a high of $382 million in 2010.

Health	17,968	17,968	17,968
Pharmacare	1,175	1,175	1,175	A 1% change in utilization or prices affects costs by approximately $10 million.

Medical Services Plan (MSP)	4,300	4,300	4,300	A 1% increase in volume of services provided by fee- for-service physicians affects costs by approximately $25 million.

Regional Services	12,214	12,214	12,214
Justice	491	491	491
New cases filed/processed	240,000	240,000	240,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputes which would go to court for resolution.

(# for all courts)

Crown Proceeding Act (CPA)	25	25	25	The number of new cases, and the difference between estimated settlements and actual settlements.

Public Safety and Solicitor General	681	681	681
Policing, Victim Services and Corrections	629	629	629
				The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.10 2016/17 Material Assumptions — Expense (continued)

	Budget	First	Second
Ministry Programs and Assumptions	2016	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	Sensitivities 2016/17
Social Development and Social Innovation	2,739	2,739	2,739
Temporary Assistance annual average caseload (#)	39,800	39,800	39,800

The expected to work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes in the cost per case and caseload. Cost per case fluctuations occur from changes in the needed supports required by clients.

Disability Assistance annual average caseload (#)	97,900	97,900	97,900

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven by primarily by earning exemption policy exemptions which are dependent on the level of income earned by clients.

Adult Community Living:
Developmental Disabilities Programs

The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care is significantly more costly than day programs.

Average caseload (#)	18,130	18,130	18,130
Average cost per client ($)	44,700	44,700	44,700
Personal Supports Initiative
Average caseload (#)	1,310	1,310	1,310
Average cost per client ($)	18,100	18,100	18,100

Transportation and Infrastructure	858	872	875
Emergency Program Act (EPA)	15	29	32

For authorized expenditures under the Emergency Program Act , including those for further disasters, and the difference between initial estimates for disaster response and recovery costs and final project costs.

Tax Transfers	1,039	1,039	1,053
Individuals	475.0	475.0	467.0
Low Income Climate Action	195.0	195.0	195.0	These tax transfers are now expensed as required under generally accepted accounting principles.
Early Childhood Tax Benefit	145.0	145.0	145.0
Sales Tax	55.0	55.0	50.0
Small Business Venture Capital	27.0	27.0	27.0
BC Senior’s Home Renovation	2.0	2.0	2.0
Other tax transfers to individuals	50.8	50.8	47.8
Family Bonus Program	0.2	0.2	0.2
Corporations	564.0	564.0	586.0
Film and Television	90.0	90.0	67.5
Production Services	310.0	310.0	345.5
Scientific Research & Experimental
Development	66.0	66.0	66.0
Interactive Digital Media	45.0	45.0	56.3
Mining Exploration	40.0	40.0	40.0
Other tax transfers to corporations	13.0	13.0	10.7
2016/17 tax transfer forecast incorporates adjustments relating to prior years.
Management of Public Funds and Debt	1,168	1,150	1,145
Interest rates for new provincial borrowing:				Full year impact on MoPD on interest costs of a 1% change in interest rates equals $19.9 million; $100 million increase in debt level equals $1.7 million.
Short-term	0.72%	0.59%	0.61%
Long-term	2.96%	2.11%	2.08%
CDN/US exchange rate (cents)	135.5	130.9	131.1
Service delivery agency net spending	6,125	6,385	6,457
School districts	311	354	361
Post-secondary institutions	3,108	3,208	3,245
Health authorities and hospital societies	598	604	655
BC Transportation Financing Authority	1,187	1,205	1,192
Other service delivery agencies	921	1,014	1,004

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.11 2016/17 Full-Time Equivalents (FTEs) 1

	2016/17			Actual
FTEs	Budget	Forecast	Variance	2015/16
Ministries and special offices (consolidated revenue fund)	27,400	27,455	55	27,192
Service delivery agencies [2]	4,823	4,806	(17)	4,803
Total FTEs	32,223	32,261	38	31,995

1     Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2     Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table 1.12 2016/17 Capital Spending

	Year-to-Date to September 30				Full Year
	2016/17			Actual	2016/17			Actual
($ millions)	Budget	Actual	Variance	2015/16	Budget	Forecast	Variance	2015/16
Taxpayer-supported
Education
School districts	283	246	(37)	234	520	512	(8)	430
Post-secondary institutions	305	267	(38)	247	921	1,006	85	746
Health	367	376	9	284	1,193	1,274	81	923
BC Transportation Financing Authority	578	546	(32)	526	952	1,008	56	867
BC Transit	44	7	(37)	34	66	67	1	51
Government operating (ministries)	111	92	(19)	86	434	396	(38)	290
Housing	56	94	38	62	115	139	24	127
Other [1]	28	12	(16)	14	50	40	(10)	25
Total taxpayer-supported	1,772	1,640	(132)	1,487	4,251	4,442	191	3,459

Self-supported
BC Hydro	1,296	1,173	(123)	973	2,832	2,613	(219)	2,306
Columbia River power projects [2]	2	1	(1)	7	9	6	(3)	15
Transportation Investment Corporation	5	12	7	16	16	56	40	25
BC Rail	1	3	2	2	4	10	6	23
ICBC	33	36	3	49	92	92	—	90
BC Lottery Corporation	48	28	(20)	24	90	90	—	68
Liquor Distribution Branch	33	7	(26)	6	65	28	(37)	23
Other [3]	—	—	—	—	—	—	—	23
Total self-supported	1,418	1,260	(158)	1,077	3,108	2,895	(213)	2,573
Total capital spending	3,190	2,900	(290)	2,564	7,359	7,337	(22)	6,032

1    Includes BC Pavilion Corporation, BC Assessment Authority, Community Living BC and other service delivery agencies.

2    Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

3    Includes post-secondary institutions self-supported subsidiaries.

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.13 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2016/17 first Quarterly Report released on September 15, 2016.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept 30, 2016	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
	Taxpayer-supported
School districts
Oak Bay Secondary [2]	2015	50	2	52	50	—	—	2
Centennial Secondary	2016	44	17	61	61	—	—	—
Kitsilano Secondary	2017	45	20	65	61	—	—	4
Clayton North Secondary	2017	18	37	55	45	—	—	10
Grandview Heights Secondary	2020	10	51	61	47	—	—	14
New Westminster Secondary	2020	—	107	107	107	—	—	—
Willoughby Slope Secondary	2019	—	55	55	35	—	—	20
Seismic mitigation program	2023	126	1,174	1,300	1,300	—	—	—
Total school districts		293	1,463	1,756	1,706	—	—	50
Post-secondary institutions
Emily Carr University of Art and Design – Campus redevelopment at Great Northern Way
– Direct procurement	2017	8	11	19	15	—	—	4
– P3 contract	2017	62	42	104	27	60	—	17
University of British Columbia - Undergraduate Life Science Teaching Laboratories Redevelopment	2018	4	76	80	12		32	36
Simon Fraser University - Energy Systems Engineering Building	2019	2	124	126	45	—	45	36
Total post secondary institutions		76	253	329	99	60	77	93
Health facilities
Lions Gate Hospital (Mental Health) Redevelopment [2]	2014	47	15	62	38	—	—	24
Lakes District Hospital [2]	2015	51	4	55	46	—	—	9
Queen Charlotte/Haida Gwaii Hospital	2016	43	7	50	31	—	—	19
Surrey Emergency/Critical Care Tower
– Direct procurement	2018	146	48	194	174	—	—	20
– P3 contract	2014	318	—	318	139	179	—	—
Royal Inland Hospital	2016	52	28	80	47	—	—	33
North Island Hospitals
– Direct procurement	2017	34	92	126	73	—	—	53
– P3 contract	2017	407	73	480	60	232	—	188
Interior Heart and Surgical Centre
– Direct procurement	2018	136	112	248	213	—	—	35
– P3 contract	2015	133	—	133	4	79	—	50
Vancouver General Hospital – Joseph and Rosalie Segal Family Health Centre	2017	48	34	82	57	—	—	25
Children’s and Women’s Hospital
– Direct procurement	2019	103	206	309	177	—	—	132
– P3 contract	2017	282	87	369	168	187	—	14
Penticton Regional Hospital – Patient Care Tower
– Direct procurement	2021	4	76	80	22	—	—	58
– P3 contract	2019	34	198	232	—	139	—	93
Royal Columbian Hospital	2019	5	254	259	250	—	—	9
Centre for Mental Health and Addictions	2019	1	100	101	101	—	—	—
Clinical and systems transformation	2023	170	310	480	480	—	—	—
iHealth Project - Vancouver Island Health Authority	2017	65	35	100	—	—	—	100
Total health facilities		2,079	1,679	3,758	2,080	816	—	862
Transportation
Highway 1 – Monte Creek to Pritchard [2]	2016	69	—	69	52	—	17	—
Evergreen Line Rapid Transit
– Direct procurement	2016	416	93	509	294	—	74	141
– P3 contract	2016	916	6	922	—	292	350	280
Highway 97 widening from Highway 33 to Edwards Road	2017	29	31	60	42	—	18	—
Highway 1 widening and 216th Street Interchange	2018	5	54	59	23	—	22	14
Highway 1 – Admirals Road/McKenzie Avenue Interchange	2019	15	70	85	52	—	33	—
Salmon Arm West	2022	16	147	163	115	—	48	—
Total transportation		1,466	401	1,867	578	292	562	435

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.13 Capital Expenditure Projects Greater Than $50 million 1 (continued)

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept 30, 2016	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Other taxpayer-supported
Single Room Occupancy Hotel renewal initiative
– Direct procurement	2016	24	1	25	23	—	2	—
– P3 contract	2016	118	—	118	—	91	27	—
Okanagan Correctional Centre
– Direct procurement	2016	81	10	91	91	—	—	—
– P3 contract	2016	119	7	126	5	121	—	—
Natural Resource Permitting Project [3]	2018	43	21	64	64	—	—	—
Maples Adolescent Treatment Centre and Provincial Assessment Centre	2019	3	72	75	75	—	—	—
Total other		388	111	499	258	212	29	—
Total taxpayer-supported		4,302	3,907	8,208	4,720	1,380	668	1,440
	Self-supported
Transportation
Port Mann Bridge / Highway 1 [2]	2017	3,302	17	3,319	3,319	—	—	—
George Massey Tunnel Replacement [4]	2024	10	3,490	3,500	3,500	—	—	—
Power generation and transmission
BC Hydro
– Mica SF6 gas insulated switchgear replacement [2]	2014	185	6	191	191	—	—	—
– Northwest transmission line [2]	2014	693	11	704	317	—	130	257
– Iskut extension project [2]	2014	168	1	169	110	—	—	59
– Merritt area transmission [2]	2015	58	2	60	60	—	—	—
– Smart metering and infrastructure program [2]	2015	779	1	780	780	—	—	—
– Interior to Lower Mainland Transmission Line [2]	2015	712	31	743	743	—	—	—
– G.M. Shrum units 1 to 5 turbine replacement [2]	2015	174	11	185	185	—	—	—
– Hugh Keenleyside spillway gate reliability upgrade [2]	2015	110	5	115	115	—	—	—
– Upper Columbia capacity additions at Mica units 5 and 6 project [2,3]	2015	579	26	605	605	—	—	—
– Long Beach area reinforcement [2]	2015	37	1	38	38	—	—	—
– Dawson Creek/Chetwynd area transmission [2]	2015	285	11	296	296	—	—	—
– Surrey area substation project [2]	2016	79	15	94	94	—	—	—
– Big Bend substation	2017	55	17	72	72	—	—	—
– Ruskin Dam safety and powerhouse upgrade	2017	478	270	748	748	—	—	—
– Horne Payne substation upgrade project	2018	12	81	93	93	—	—	—
– John Hart generating station replacement	2019	554	539	1,093	1,093	—	—	—
– Cheakamus unit 1 and 2 generator replacement	2019	11	63	74	74	—	—	—
– Fort St. John and Taylor Electric Supply	2019	—	53	53	53	—	—	—
– W.A.C. Bennett Dam riprap upgrade project	2019	17	153	170	170	—	—	—
– G.M. Shrum G1-G10 control system upgrade [5]	2021	10	50	60	60	—	—	—
– Site C clean energy project	2024	1,284	7,491	8,775	8,775	—	—	—
Columbia River power projects
– Waneta Dam power expansion [2,6]	2018	329	16	345	345	—	—	—
Total power generation and transmission		6,609	8,854	15,463	15,017	—	130	316
Other self-supported
Insurance Corporation of British Columbia
– Business transformation program	2016	301	12	313	313	—	—	—
Total self-supported		10,222	12,373	22,595	22,149	—	130	316
Total $50 million projects		14,524	16,280	30,803	26,869	1,380	798	1,756

1     Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

2     Assets have been put into service and only trailing costs remain.

3     Reflects approved capital costs to date, subject to change if future scope components are approved by government.

4     Figures shown are based on preliminary Treasury Board approvals and reflect the capital project budget only, planning costs of $48 million have been expensed as per accounting policy. These amounts will change after P3 contracts are finalized.

5     The G.M. Shrum G1-G10 control system upgrade project has three phases. The total authorized capital amount of $60M represents partial implementation funding as at September 30, 2016 for phases I and II and definition funding for phase III.

6     Reflects the combined shares of Columbia Power Corporation (32.5 per cent) and Columbia Basin Trust (16.5 per cent) in their partnership with Fortis Inc. for the development of an electricity generating facility at the Waneta Dam south of Trail.

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.14 2016/17 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2016/17			Actual	2016/17			Actual
($ millions)	Budget	Actual	Variance	2015/16	Budget	Forecast	Variance	2015/16
Taxpayer-supported debt
Provincial government operating	6,401	4,584	(1,817)	6,410	6,215	4,142	(2,073)	8,034
Other taxpayer-supported debt (mainly capital)
Education [2]
Post-secondary institutions [3]	4,862	4,819	(43)	4,561	5,008	4,997	(11)	4,731
School districts	8,191	8,195	4	7,745	8,392	8,433	41	8,033
	13,053	13,014	(39)	12,306	13,400	13,430	30	12,764
Health [2,4]	7,257	7,260	3	6,667	7,552	7,576	24	6,998
Highways and public transit
BC Transit	170	98	(72)	112	183	95	(88)	106
BC Transportation Financing Authority [5]	9,685	9,510	(175)	8,760	10,118	10,075	(43)	9,185
Public transit	1,000	1,000	—	1,000	1,000	1,000	—	1,000
SkyTrain extension	1,174	1,174	—	1,174	1,174	1,174	—	1,174
	12,029	11,782	(247)	11,046	12,475	12,344	(131)	11,465
Other
BC Immigrant Investment Fund	256	264	8	343	212	216	4	304
BC Pavilion Corporation	388	388	—	380	393	401	8	389
Provincial government general capital	2,075	2,080	5	1,782	2,238	2,288	50	1,987
Social housing [6]	742	810	68	666	716	691	(25)	760
Other [7]	27	27	—	26	26	26	—	26
	3,488	3,569	81	3,197	3,585	3,622	37	3,466
Total other taxpayer-supported	35,827	35,625	(202)	33,216	37,012	36,972	(40)	34,693
Total taxpayer-supported debt	42,228	40,209	(2,019)	39,626	43,227	41,114	(2,113)	42,727
Self-supported debt
Commercial Crown corporations
BC Hydro	18,852	19,152	300	17,234	19,560	19,579	19	17,928
BC Lotteries	151	160	9	151	156	155	(1)	150
Columbia Power Corporation	286	291	5	296	291	291	—	296
Columbia River power projects [8]	454	454	—	461	443	448	5	459
Post-secondary institutions’ subsidiaries	223	308	85	221	222	310	88	310
Transportation Investment Corp	3,385	3,402	17	3,370	3,409	3,477	68	3,389
Other	32	32	—	34	32	32	—	33
	23,383	23,799	416	21,767	24,113	24,292	179	22,565
Warehouse borrowing program	—	320	320	—	—	—	—	—
Total self-supported debt	23,383	24,119	736	21,767	24,113	24,292	179	22,565
Forecast allowance	—	—	—	—	350	350	—	—
Total provincial debt	65,611	64,328	(1,283)	61,393	67,690	65,756	(1,934)	65,292

1   Provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2   Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

3   Post-secondary institutions’ debt includes public-private partnership obligations of $12 million for the six months ended September 30, 2015, $37 million for the six months ended September 30, 2016, $22 million for fiscal 2015/16 and $55 million for fiscal 2016/17.

4   Health facilities’ debt includes public-private partnership obligations of $1,317 million for the six months ended September 30, 2015, $1,527 million for the six months ended September 30, 2016, $1,442 million for fiscal 2015/16 and $1,587 million for fiscal 2016/17.

5   BC Transportation Financing Authority debt includes public-private partnership obligations of $1,153 million for the six months ended September 30, 2015, $995 million for the six months ended September 30, 2016, $1,159 million for fiscal 2015/16 and $824 million for fiscal 2016/17.

6   Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation. Social housing debt includes public-private partnership obligations of $81 million for the six months ended September 30, 2015, $82 million for the six months ended September 30, 2016, $93 million for fiscal 2015/16 and $82 million for fiscal 2016/17.

7   Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

8  Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2016/17

Updated Financial Forecast

Table 1.15 2016/17 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2016	2016	2017
Financial assets
Cash and temporary investments	3,893	3,200	3,292
Other financial assets	9,651	9,896	9,729
Sinking funds	1,580	1,671	1,078
Investments in commercial Crown corporations:
Retained earnings	7,499	7,478	8,006
Recoverable capital loans	22,074	23,301	23,500
	29,573	30,779	31,506
Warehouse borrowing program assets	—	320	—
	44,697	45,866	45,605
Liabilities
Accounts payable and accrued liabilities	8,571	7,596	9,430
Deferred revenue	9,709	10,813	9,615
Debt:
Taxpayer-supported debt	42,727	40,209	41,114
Self-supported debt	22,565	24,119	24,292
Forecast allowance	—	—	350
Total provincial debt	65,292	64,328	65,756
Add: debt offset by sinking funds	1,580	1,671	1,078
Less: guarantees and non-guaranteed debt	(820)	(811)	(805)
Financial statement debt	66,052	65,188	66,029
	84,332	83,597	85,074
Net liabilities	(39,635)	(37,731)	(39,469)
Capital and other non-financial assets
Tangible capital assets	40,282	40,869	42,551
Other non-financial assets	2,732	2,692	2,785
	43,014	43,561	45,336
Accumulated surplus	3,379	5,830	5,867

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2016	2017

(Surplus) deficit for the period	(2,316)	(2,242)
Comprehensive income (increase) decrease	(135)	(246)
(Increase) decrease in accumulated surplus	(2,451)	(2,488)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	1,640	4,442
Less: amortization and other accounting changes	(1,053)	(2,173)
Change in net capital assets	587	2,269
Increase (decrease) in other non-financial assets	(40)	53
	547	2,322
Increase (decrease) in net liabilities	(1,904)	(166)
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	(693)	(601)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(21)	507
Self-supported capital investments	1,260	2,895
Less: loan repayments and other accounting changes	(33)	(1,469)
	1,206	1,933
Other working capital changes	527	(1,189)
	1,040	143
Increase (decrease) in financial statement debt	(864)	(23)
(Increase) decrease in sinking fund debt	(91)	502
Increase (decrease) in guarantees and non-guaranteed debt	(9)	(15)
Increase (decrease) in total provincial debt	(964)	464

Second Quarterly Report 2016/17

PART TWO — ECONOMIC REVIEW AND OUTLOOK 1

2016/17 Second Quarterly Report	November 29, 2016

Summary

•                  In the first Quarterly Report, the Ministry of Finance forecast BC’s real GDP to grow by 2.7 per cent in 2016 and 2.2 per cent in 2017. Although the private sector outlook for 2017 has decreased slightly since that time, the Ministry’s forecast for BC remains prudent in both years compared to the average private sector projection.

•                  BC’s economy has experienced strong growth so far in 2016 according to some of its key indicators, including employment, retail sales and housing starts. However, exports in BC have been modest and growth in the housing market has moderated in recent quarters.

•                  Downside risks to BC’s economic outlook include the potential for a slowdown in North American economic activity, ongoing fragility in Europe, uncertainty associated with the UK referendum vote (Brexit), and slower than anticipated Asian demand, particularly in China. Additional risks include uncertainty in the outlook for the Canadian dollar and weak inflation.

British Columbia outlook – comparison to private sector forecasts

Chart 2.1 Ministry of Finance forecast for BC remains prudent

Private sector projections for BC’s economic growth have changed slightly over the last several months. At the time of the first Quarterly Report, the private sector anticipated that BC’s real GDP would expand by 2.9 per cent in 2016 and 2.4 per cent in 2017. As of November 10, 2016, the average forecast was unchanged for 2016 and down 0.1 percentage point for 2017. However, BC continues to rank first among the provinces for expected growth in 2016, and is tied for first with Ontario in 2017. The Ministry of Finance forecast from the first Quarterly Report for BC economic growth of 2.7 per cent in 2016 and 2.2 per cent in 2017 remains prudent compared to the current average private sector outlook.

1  Reflects information available as of November 10, 2016, unless otherwise indicated.

Second Quarterly Report 2016/17

Economic Review and Outlook

British Columbia economic activity

Several indicators of BC’s economic performance so far in 2016 show steady domestic activity relative to the same period of 2015 (as illustrated in Table 2.1), though quarterly declines have occurred in some important sectors.

Table 2.1 British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2016	Jul. to Sep. 2016	Jan. to Sep. 2016
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2016	Apr. to Jun. 2016	Jan. to Sep. 2015
		Per cent change
Employment	+1.0	+0.6	+3.2
Manufacturing shipments[1]	+1.0	+3.8	+2.9
Exports	-5.5	+11.6	+2.5
Retail sales[1]	+1.6	+0.8	+6.4
Housing starts	+0.5	-6.3	+39.9
Non-residential building permits	-6.8	-4.6	-5.5

1 Data to August

Labour market

Employment increased 3.1 per cent year-to-date to October 2016 compared to the same period last year. This increase translated into about 71,400 more jobs in the province, with gains of approximately 38,000 full-time jobs and 33,400 part-time jobs.

Chart 2.2 BC employment

Year-to-date employment growth occurred primarily in retail and wholesale trade (+17,700 jobs), information, culture and recreation (+12,100 jobs) and business, building and other support services (+11,800 jobs). Declines in employment were concentrated in accommodation and food services (-8,100 jobs) and transportation and warehousing (-2,500 jobs) compared to the first ten months of 2015.

Second Quarterly Report 2016/17

Economic Review and Outlook

BC’s monthly unemployment rate was 6.2 per cent in October 2016, up 0.5 percentage points from the previous month as a sizable increase in the labour force outweighed monthly job gains. The unemployment rate averaged 6.1 per cent year-to-date to October, unchanged from its average during the same period of 2015, as gains in BC’s labour force kept pace with gains in employment on a year-to-date basis.

Consumer spending and housing

Retail sales in BC have continued to perform well in 2016, advancing 6.4 per cent year-to-date to August compared to the first eight months of 2015. Notable increases over this period occurred at motor vehicle and parts dealers, health and personal care stores, as well as building material and garden equipment and supplies dealers. Meanwhile, the only retail segment to see lower sales year-to-date to August was gasoline stations. Interprovincial migration, low interest rates and robust employment growth have supported domestic demand, while the low Canadian dollar has helped lift retail sales through increased tourism.

Chart 2.3 BC retail sales

Consumer prices in BC increased by 1.9 per cent year-to-date to September compared to the same period in 2015, an acceleration from the modest annual inflation rates observed since 2012. Year-to-date to September 2016, inflation pressure was generally broad-based across expenditure categories, with the largest increases occurring in prices for recreation, education and reading (+2.8 per cent) and food (+2.7 per cent). However, energy prices fell year-to-date relative to the first nine months of last year, a continuation of price declines observed the year before.

BC housing starts averaged 41,782 annualized units through the first ten months of 2016, an increase of 32.7 per cent compared to January through October 2015. While this number of housing starts is higher than the historical average of 28,971 annualized units from 1990 to 2015, the growth rate of housing starts moderated in the second quarter and fell in the third quarter after registering very strong growth in the first quarter of 2016. The number of residential building permits issued (a leading indicator of new home construction) fell quarter-over-quarter in each of the first three quarters of 2016, suggesting that the pace of BC homebuilding may continue to moderate in the near future.

Second Quarterly Report 2016/17

Economic Review and Outlook

Chart 2.4 BC housing starts

Similar to housing starts, the number of home sales and the average home price in BC have weakened in the second and third quarters of 2016 following strong growth at the start of the year. However, despite the slowdown that began this spring, home sales and the average home price are up 20.0 per cent and 12.4 per cent year-to-date to September, respectively. Since Budget 2016, the BC government has announced various measures to help address the complex issue of housing affordability in the province.

Chart 2.5 BC housing market activity

Following the introduction of an additional property transfer tax on foreign purchasers on August 2, 2016, the rate of foreign investment in residential real estate decreased in BC, and particularly in the Metro Vancouver area. According to recently collected BC government data, foreign nationals accounted for 13.2 per cent of property transactions in Metro Vancouver from June 10 to August 1, 2016. Since the additional tax was introduced, this rate fell to 1.3 per cent from August 2 to September 30, 2016 – a rate

Second Quarterly Report 2016/17

Economic Review and Outlook

more consistent with the provincial average of 1.7 per cent during that time. However, it is unclear how many transactions that would have taken place in August and September were pulled forward to July before the tax took effect.

On the non-residential side, the value of total building permits dropped 5.5 per cent year-to-date to September relative to the same period last year. Year-to-date declines occurred across all permit types: institutional and government (-8.4 per cent), industrial (-8.2 per cent) and commercial (-3.8 per cent).

External trade and commodity markets

The value of BC’s international merchandise exports increased by 2.5 per cent through the first nine months of 2016 compared to the same period last year. Growth has been uneven over this period with year-to-date gains in exports of metal and non-metallic mineral products (+28.7 per cent) and forestry products and building and packaging materials (+6.9 per cent) helping to offset declines in exports of metal ores and non-metallic minerals (-13.5 per cent) and energy products (-8.2 per cent). Exporters have benefited from steady economic activity in the US, with American exports up 8.1 per cent year-to-date to September. However, BC exports to the rest of the world fell by 3.2 per cent over this period.

Chart 2.6 BC exports

Shipments of manufactured goods in BC grew by 2.9 per cent from January to August compared to the first eight months of 2015. The year-to-date gain was supported by sizable increases in shipments of primary metals (+32.9 per cent) and wood products (+11.7 per cent), while losses were registered in industries such as paper manufacturing (-7.5 per cent).

Prices for forestry and energy products have been mixed in the first ten months of 2016. Global commodity prices in general are expected to remain volatile in the near-term due to ongoing global economic uncertainty, as well as the slowing growth and rebalancing of China’s economy.

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Economic Review and Outlook

The price of spruce-pine-fir (SPF) lumber has gained ground so far this year, starting with a monthly average of $267 US/000 board feet in January and then strengthening to $324 US/000 board feet in October. Year-to-date to October, the price of lumber averaged $306 US/000 board feet, a gain of 7.3 per cent compared to the first ten months of 2015.

The price of pulp generally gained ground through the first ten months of 2016 as well after trending lower through 2015. The price began the year at $795 US per tonne in January and rose to $810 US per tonne in October. However, at an average of $802 US per tonne from January to October, the price of pulp was 6.5 per cent lower year-to-date compared to the same period last year.

After falling by more than 70 per cent from mid-2014 through early 2016, the daily West Texas Intermediate (WTI) oil price stabilized and fluctuated between about $40 US per barrel and $50 US per barrel in most months so far this year. The oil price averaged $42.19 US per barrel year-to-date to October, down from $50.45 US per barrel during the same period of 2015. Similarly, after declining rapidly from early 2014 through mid-2016, the price of natural gas has stabilized and recovered somewhat over the past several months. The Plant Inlet price began the year at $1.13 C/GJ in January, fell to a monthly low of $0.33 C/GJ in May, and then rebounded to reach over $1.30 C/GJ in October. Year-to-date to October, the price of natural gas averaged $0.86 C/GJ, down from the average price of $1.44 C/GJ observed during the first ten months of 2015.

Risks to the economic outlook

Risks to BC’s economic outlook continue to be weighted to the downside. The main risks to the current outlook include the following:

•                  potential for a slowdown in domestic and Canadian economic activity;

•                  renewed weakness in the US economy, particularly as interest rates increase;

•                  fragility in Europe as governments and the financial system deal with elevated sovereign debt alongside weak economic growth and uncertainty associated with Brexit;

•                  slower than anticipated economic activity in Asia, particularly in China, resulting in weaker demand for BC’s exports and downward pressure on global commodity prices;

•                  weaker than expected inflation; and

•                  exchange rate uncertainty.

External environment

United States

The US economy has experienced moderate growth so far this year. According to the advance (i.e. first) estimate, US real GDP grew by an annualized 2.9 per cent in the July to September quarter of 2016. This growth rate was a notable improvement from the 0.8 per cent and 1.4 per cent gains observed in the first and second quarters, respectively. The recent uptick in growth reflected accelerating export activity, inventory accumulation and federal government expenditures, which helped to offset a slowdown in personal consumption expenditures. Meanwhile, US fixed investment declined for a fourth consecutive quarter in the July to September period, alongside ongoing contractions in equipment investment and recent weakness in residential investment.

Second Quarterly Report 2016/17

Economic Review and Outlook

Chart 2.7 US economic growth

Year-to-date to October, the US economy created an average of about 181,000 jobs each month, with the level of employment up 1.8 per cent compared to the same period in 2015. The US unemployment rate was relatively steady through the first ten months of the year at about 4.9 per cent. However, around one quarter of unemployed Americans were seeking work for 27 weeks or more during this period, a significantly higher share than observed prior to the financial crisis. At the same time, the US labour force participation rate (the proportion of working-age civilians that are employed or seeking work) remains near its lowest rate in over 35 years.

Chart 2.8 US employment

The American housing market continued to improve during the first nine months of 2016. US housing starts averaged approximately 1.1 million annualized units from January to September 2016, up 4.6 per cent compared to the same period last year. However, the pace of homebuilding has slowed in each quarter of this year, with the number of housing starts falling by 1.8 per cent in the July to September quarter compared to the previous quarter. Similarly, US existing home sales increased by 2.9 per cent year-to-date to September despite registering negative growth in the third quarter. On the other hand, US new home sales increased steadily through the first three quarters of 2016, resulting in year-to-date growth of 12.8 per cent compared to the first nine months of 2015.

Second Quarterly Report 2016/17

Economic Review and Outlook

Chart 2.9 US housing starts

US retail sales advanced 2.6 per cent year-to-date to September compared to the same period in 2015, and have grown month-over-month in five of the six past months. Meanwhile, confidence among American consumers has remained relatively flat since the beginning of 2015 and through the first ten months of 2016. The Conference Board’s index of consumer confidence averaged 97.3 points year-to-date to October, down slightly from its reading of 98.7 points over the same period last year.

Consensus Economics average forecasts for US real GDP growth have remained relatively stable since the first Quarterly Report. The November Consensus survey projects US economic growth of 1.5 per cent for 2016, unchanged from the August forecast. Meanwhile, the outlook for US real GDP growth in 2017 was reduced by 0.1 percentage point to 2.2 per cent from August to November.

Chart 2.10 Consensus outlook for US in 2016

Second Quarterly Report 2016/17

Economic Review and Outlook

Canada

Canadian real GDP was uneven in the first two quarters of 2016, growing by an annualized rate of 2.5 per cent in the January to March quarter and then contracting by 1.6 per cent in the April to June quarter (the largest quarterly decline since 2009). The downturn in the second quarter reflected ongoing weakness in the energy sector and the effects of the Fort McMurray wildfire. Excluding these factors, Statistics Canada estimated that Canadian real GDP would have experienced positive growth that quarter. Altogether through the first two quarters of 2016, the Canadian economy grew by 1.0 per cent compared to the first half of 2015, with a 2.2 per cent gain in household consumption expenditures helping to outweigh a 4.4 per cent decline in business gross fixed capital formation. While growth in household consumption was broad-based across expenditure categories over this period, the contraction in business fixed capital formation was also broad-based (with the exception of residential investment).

Domestic activity has been modest in Canada so far this year. Employment increased by 0.6 per cent year-to-date to October compared to the first ten months of 2015 and the national unemployment rate edged up 0.1 percentage point to 7.0 per cent over this period. Meanwhile, Canadian homebuilding expanded by 2.2 per cent year-to-date to October 2016. National home sales and the average home price also increased year-to-date, with sales up 7.7 per cent and prices up 12.4 per cent from January to September compared to the first nine months of 2015. Also domestically, retail sales increased 3.8 per cent year-to-date to August, despite falling consumer confidence at the national level.

Soft global demand and weak commodity prices continued to weigh on Canada’s trade sector during the first nine months of 2016, with the value of merchandise exports falling 4.8 per cent compared to the same period in 2015. Exports declined across numerous Canadian industries over this period, including energy (-27.8 per cent), metal ores and non-metallic minerals (-18.4 per cent), as well as aircraft and other transportation equipment and parts (-10.0 per cent). On the other hand, exports of motor vehicles and parts experienced strong gains, rising 13.1 per cent year-to-date to September. Meanwhile, shipments of Canadian manufactured goods were flat year-to-date to August, as growth in industries such as transportation equipment and food offset declines in industries such as petroleum and coal products and machinery.

Since the first Quarterly Report, Consensus forecasters have held their forecasts for 2016 Canadian real GDP growth constant at 1.2 per cent. Meanwhile, Consensus revised their average forecast down 0.2 percentage points for 2017, with the November Consensus expecting Canadian real GDP growth of 1.9 per cent that year.

Second Quarterly Report 2016/17

Economic Review and Outlook

Chart 2.11 Consensus outlook for Canada in 2016

Europe

The euro zone economy has continued to grow so far this year, with real GDP up 1.6 per cent through the first three quarters of the year compared to the same period in 2015. However, economic performance varied widely across the member nations. Recent unemployment rates ranged from 4.1 per cent in Germany to 23.2 per cent in Greece. Although aggregate inflation has moved back into positive territory this year, it continued to be negative in recent months in a number of countries including Spain, Italy and Cyprus. Similarly, the average government debt-to-GDP ratio across the currency union edged lower in the second quarter of 2016 compared to one year ago, despite ongoing increases in Greece, Portugal and other nations.

In October 2016, the European Central Bank (ECB) acknowledged a moderate but steady recovery in economic conditions in the euro area but noted that risks to the outlook remain tilted to the downside. As such, the ECB opted to maintain its current mix of policy measures but reiterated its willingness to increase the level of monetary stimulus if necessary to support economic growth and inflation. In November 2016, the Bank of England also decided to remain on the sidelines, indicating that recent economic growth in the United Kingdom had exceeded expectations following the Brexit vote in June. The Bank revised up its short-term real GDP growth forecast accordingly but reduced its forecast for 2018, partly reflecting uncertainty over future trade agreements.

In its November publication, Consensus Economics called for real GDP growth in the euro zone of 1.6 per cent in 2016 and 1.3 per cent in 2017, 0.1 percentage point higher in both years compared to the August publication.

Second Quarterly Report 2016/17

Economic Review and Outlook

Chart 2.12 Consensus outlook for the euro zone in 2016

Asia

Japan’s economy remains weak, with annualized real GDP growth of 2.1 per cent and 0.7 per cent in the first and second quarter of 2016, respectively, following a 1.7 per cent contraction in the fourth quarter of 2015. More recently, increasing employment and incomes have helped support private consumption, though industrial production and exports have been relatively flat. Furthermore, despite large-scale fiscal stimulus and highly accommodative monetary policy (including a commitment by the Bank of Japan to continue to expand the monetary base until prices grow by at least 2 per cent year-on-year), price inflation in Japan remains negative.

Growth in China has been mixed across indicators so far this year. China’s real GDP grew by 6.7 per cent year-to-date to the third quarter of 2016 compared to the same period last year. Industrial production and retail sales had solid year-to-date growth as well, up 6.0 per cent and 10.4 per cent, respectively. However, imports and exports weakened over this time, with both indicators declining year-to-date to the third quarter of 2016 compared the first three quarters of 2015. While the economy’s growth profile continued to transition towards service-based industries and consumer spending so far in 2016 (consistent with China’s official national plans), the National Bureau of Statistics of China noted that unstable and uncertain factors within the country and abroad may present challenges to China’s economy during this transition.

From August to November, the Consensus forecast for China’s real GDP growth increased by 0.1 percentage point for both 2016 and 2017 to reach 6.7 per cent and 6.4 per cent, respectively. Over this same period, the Consensus forecast for economic growth in Japan increased by 0.1 percentage point in 2016 and 2017, with the November Consensus calling for 0.6 per cent growth in 2016 and 0.9 per cent growth in 2017.

Second Quarterly Report 2016/17

Economic Review and Outlook

Financial markets

Interest rates

In October 2016, the Bank of Canada announced its decision to hold the target for the overnight rate at 0.50 per cent, where it has remained since July 2015. In the accompanying Monetary Policy Report, the Bank downgraded its outlook for Canadian economic growth in 2016 and 2017, citing a diminished outlook for exports as well as restrained residential investment and resale activity following the recently announced federal housing measures. The Bank expects that the Canadian economy will return to full capacity around mid-2018, later than it had expected in its July Monetary Policy Report. Most private sector forecasters expect the Bank to keep rates unchanged until at least the last quarter of 2017.

Chart 2.13 Interest rate forecasts

The US Federal Reserve (Fed) held its intended federal funds rate in the 0.25 to 0.50 per cent range at its most recent meeting in November, where it has remained since December 2015. At its November meeting, the Fed acknowledged gains in employment and household spending but noted that business fixed investment has remained soft and that inflation continues to run below the 2.0 per cent target, partly reflecting previous declines in energy prices and non-energy import prices. Looking ahead, the Fed continues to expect that economic conditions will unfold in a way that will warrant only gradual increases to the federal funds rate. Prior to the US election on November 8, 2016, private sector analysts generally expected the Fed to start raising the federal funds rate before the end of this year. However, the results of the election have added uncertainty to the outlook for US interest rates.

The average of private sector forecasters’ views on Canadian short-term interest rates (three-month Treasury bills) as of October 17, 2016 indicates that three-month rates will average 0.5 per cent in both 2016 and 2017. The same forecasters project ten-year Government of Canada bond rates to average 1.2 per cent in 2016 and 1.4 per cent the following year.

Second Quarterly Report 2016/17

Economic Review and Outlook

Table 2.2   Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2016	2017	2016	2017
IHS Global Insight	0.5	0.5	1.2	1.7
CIBC	0.5	0.5	1.2	1.5
BMO	0.5	0.5	1.2	1.2
Scotiabank	0.5	0.6	1.2	1.3
TD	0.5	0.5	1.2	1.3
RBC	0.5	0.5	1.2	1.6
Average (as of October 17, 2016)	0.5	0.5	1.2	1.4

Exchange rate

The Canadian dollar strengthened through the first few months of 2016, starting the year at a monthly average of 70.3 US cents in January and climbing to 78.0 US cents in April. The loonie then softened somewhat to reach 75.5 US cents in October. Overall, the Canadian dollar averaged 75.6 US cents during the first ten months of 2016, 3.4 US cents lower than the average observed during the same period last year.

Chart 2.14 Private sector expectations for the Canadian dollar

As of October 17, 2016, an average of six private sector forecasts calls for the Canadian dollar to average 75.6 US cents in 2016 and 76.2 US cents in 2017.

Table 2.3 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2016	2017
IHS Global Insight	75.7	78.9
CIBC	75.5	73.9
BMO	75.6	76.9
Scotiabank	75.7	77.9
TD	75.4	75.2
RBC	75.7	74.6
Average (as of October 17, 2016)	75.6	76.2

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Economic Review and Outlook

Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial GDP for 2015 on November 9, 2016.

British Columbia’s real GDP increased by 3.3 per cent in 2015, the same pace as the previous year. BC registered the strongest growth rate among provinces last year, ahead of Ontario (2.5 per cent) and New Brunswick (2.3 per cent) which had the second and third strongest growth rates, respectively. Overall, the Canadian economy grew by 0.9 per cent in 2015.

Chart 1 — Real GDP in Canadian provinces

BC’s main real GDP expenditure categories experienced positive growth in 2015, with the exception of gross fixed capital formation, which fell 0.3 per cent on the year, following a 5.8 per cent increase in 2014. Household final consumption expenditure increased 3.1 per cent in 2015, after rising 3.7 per cent in 2014. Government spending (Federal, Provincial, Local and Aboriginal) rose 2.8 per cent in 2015, following a decline of 1.3 per cent in the previous year. Exports of goods and services increased by 2.8 per cent in 2015, following a gain of 3.0 per cent the previous year. Meanwhile, the pace of growth slowed for imports of goods and services, which increased just 0.3 per cent last year, after gaining 3.2 per cent in 2014.

Real GDP

Annual growth in BC’s real GDP from 2012 to 2015 is illustrated in Chart 2. The latest data incorporate historical revisions to real GDP back to 2013. The level of BC’s 2014 real GDP is now estimated to be $223.9 billion, 0.4 per cent higher than the previous estimate of $222.9 billion, due to the cumulative effect of the revisions.

Chart 2 — BC real GDP

Nominal GDP

Chart 3 depicts BC’s nominal GDP in recent years (in levels). Nominal GDP increased by $9.1 billion (or 3.8 per cent) in 2015, after growing by $11.9 billion (or 5.2 per cent) the previous year. Statistics Canada’s latest release also incorporated historical revisions to nominal GDP, with the level of BC’s 2014 nominal GDP now estimated to be $240.9 billion, 1.6 per cent higher than the previous estimate of $237.2 billion, due to the cumulative effect of the revisions.

Chart 3 — BC nominal GDP

Second Quarterly Report 2016/17

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